

October 23, 2020

Michael R. Egeck
Chief Executive Officer
Leslie's, Inc.
2005 East Indian School Road
Phoenix, Arizona 85016

> **Re: Leslie's, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 22, 2020**
> **File No. 333-249372**

Dear Mr. Egeck:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1, filed October 22, 2020

Our Competitive Strengths, page 7

1. We note your response to comment 7, and your amended disclosure on page 8 that "Aided awareness and unaided awareness refer to responses from participants in a survey we commissioned of pool owners in the general population. We define 'unaided awareness' as a respondent identifying a specific retailer in response to a question about which retailers come to mind when the respondent thinks of retailers (online or physical stores) that sell pool supplies. We define 'aided awareness' as a respondent identifying a specific retailer in response to the same question, except the respondent is also prompted with a list of several specific retailers, including us." This amended disclosure is not completely responsive to our comment. Please amend your disclosure to clarify how you measure

"awareness," based on the noted survey responses, and provide support for your statement that you have the highest of both in the aftermarket pool and spa care industry and 3.5x the unaided awareness of the next closest specialty competitor. In this regard we note your October 2, 2020 response to our prior comment 18.

2.   As a related matter, please disclose the entity from which you commissioned the survey, and file the consent of this entity required by Rule 436 and Section 7 of the Securities Act.

Recent Developments
Preliminary Estimated Unaudited Financial Results for the Three Months and the Year Ended October 3, 2020, page 11

3.   We note that you have included preliminary estimated unaudited sales, Adjusted EBITDA, and net income for the three months and year ended October 3, 2020. We also note your statement that "you should not place undue reliance on these preliminary financial results, which may differ materially from actual results." Please remove your statement that the results may differ "materially." Please also provide qualitative disclosure that gives readers a sense of how your costs and expenses were impacted for the same period, with a view to understanding whether there were any material trends that differed from your historical results to put the quantitative amounts you are providing in context.

Risk Factors
"Anti-takeover provisions in our charter documents and under Delaware law . . .", page 38

4.   Please briefly describe the "certain provisions" of your restated certificate of incorporation that will require "66 2/3% in voting power of the then-outstanding shares of stock of the Company entitled to vote thereon, voting together as a single class" to amend.

Dilution, page 51

5.   Please provide us with your calculation of "Pro forma net tangible book deficit per share as of June 27, 2020."

     You may contact Suying Li at (202) 551-3335 or James Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christian O. Nagler